UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of  February 2023

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

EXPLANATORY NOTE

We are amending our Report of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on November 14, 2022 (the “Original Filing”) to amend and restate our earnings release for the nine-month period ended September 30, 2022 included in the Original Filing solely due to a change in the accounting method used to account for our acquisition of a minority interest in Vale S.A. See note 3.2 to our interim financial statements for the nine-month period ended September 30, 2022 for further information.  Other than the set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Filling.

São Paulo, November 11, 2022 - COSAN S.A. (B3: CSAN3; NYSE: CSAN) announces today its results for the third quarter (July, August and September) of 2022 (3Q22). The results are presented on a consolidated basis, in conformity with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS). The comparisons made in this report consider 3Q22 vs. 3Q21, except where otherwise indicated. On February 28, 2023, as per note 3.2 of the Interim Financial Statements as of September 30, 2022, Cosan S.A. made a voluntary restatement to correct an accounting recognition error of financial asset related to acquired Vale shares. Executive Summary for 3Q22 Executive Summary - Cosan Pro forma1 3Q22 3Q21 Chg. % 2Q22 Chg. % BRL mln (jul-sep) (jul-sep) 3Q22/3Q21 (apr-jun) 3Q22/2Q22 Net Revenue 43,745.6 31,016.7 41.0% 42,776.9 2.3% Adjusted EBITDA² 4,105.4 3,441.4 19.3% 4,144.6 -0.9% Raízen (50%) 1,378.4 1,603.4 -14.0% 1,825.7 -24.5% Rumo 1,429.2 903.2 58.2% 1,197.9 19.3% Compass Gas & Energia 965.9 870.8 10.9% 878.0 10.0% Moove 245.4 156.6 56.7% 232.1 5.7% Cosan Investimentos3 48.7 - n/a 104.8 -53.5% Cosan Corporate4 (94.3) (124.7) -24.4% (69.3) 36.0% Eliminations 132.1 32.2 n/a (24.7) n/a Net Income (14.9) 3,264.7 n/a (125.3) 88.1% Adjusted Net Income2 452.6 531.0 -14.8% 53.6 n/a Cash Generated (Used)5 6,941.3 8,343.3 -16.8% (331.3) n/a Leverage6 3.1x 2.1x 1.0x 2.4x 0.6x Note 1: Considers the consolidation of 50% of the results of Raízen S.A. and of 100% of the other operations. Note 2: Adjusted EBITDA and Net Income exclude non-recurring effects, as detailed on page 12 of this report. Note 3: As from 1Q22, the results of Cosan Investimentos comprise Radar, Payly, Trizy and Porto São Luis, as well as other investments and expenses. Note 4: EBITDA of Cosan Corporate before equity income (loss). Figures for 3Q21 included the results of Payly, Trizy and other expenses of Cosan Investimentos. Note 5: Free Cash Flow to Equity (FCFE) before dividend payments. Note 6: Net Debt/EBITDA in the last 12 months (LTM) adjusted by lease liabilities (IFRS 16). Cosan’s adjusted EBITDA in 3Q22 came to R$4.1 billion, 19% higher than in 3Q21, thanks to the record result of Rumo, reflecting the growth in transported volumes and higher average tariff, and the consolidation of Commit by Compass and PetroChoice by Moove. Adjusted net income came to R$ 453 million (-14.8%) in 3Q22, affected by non-recurring items in the comparison period, as well as the lower Raízen’s results, which were partially offset by the results of the other businesses of the group and the mark-to-market of Vale's shares. Free cash flow to equity (FCFE) was R$6.9 billion in the quarter, mainly due to the bridge loan of R$8 billion taken out by Cosan for acquiring shares in Vale. The result represented a 17% decrease in FCFE of 3Q21 (R$8.3 billion), reflecting incorporation of the proceeds from Raízen’s Initial Public Offering (IPO) and the injection of the private capital raised by Compass in the period. The leverage ratio ended the quarter at 3.1x, up 1.0x, due to the increase in Raízen net debt affected by consumption of operating cash related to the composition of inventory at the beginning of the harvest. Compared to 2Q22, the 0.6x increase reflects the non-recurring effects at Cosan Corporativo, from Raízen’s IPO and the acquisition of Biosev in 3Q21, partially offset by the result expansion of other businesses in the portfolio. EARNINGS CONFERENCE CALL November 14, 2022 (Monday) Portuguese (simultaneous translation into English) Time: 6 p.m. (Brasília) | 4 p.m. (New York) Webcast PT/EN: click here BR: +55 (11) 4632-2237 USA: +1 (253) 215-8782 INVESTOR RELATIONS E-mail: ri@cosan.com Tel: +55 11 3897-9797 Website: www.cosan.com.br

A. Message from the CEO We are approaching the end of another year! The whole world has undergone – and is still experiencing – profound changes. This year was as complex or even more than during the years when the pandemic was peaking. Global geopolitical transition, supply chain disorganization, shortage of basic products, rising energy prices and the effects of climate change have brought challenging scenarios for both countries and companies. Despite this moment of volatility, I am very optimistic about Brazil’s future. Our country has a great competitive and comparative advantage in five strategic areas in the world economy: food production; clean energy generation; production of gas and oil, generation of carbon credits and mining. At Cosan, we invest in a unique portfolio of companies focused on those sectors where Brazil has unrivaled strength. Thus, we want to continue growing in a sustainable and meaningful way for society, creating value for all our stakeholders. And always remembering that being sustainable is key for the perpetuity not only of business, but of our planet. In this third quarter of 2022, we continued our intense journey full of challenges in each of our businesses. At Raízen, our joint-venture with Shell, we continue taking to the market the best decarbonization alternatives based on sugarcane, exporting sugar, ethanol and now our second-generation ethanol (E2G) worldwide. We recently signed a long-term contract with Shell to trade second-generation cellulosic ethanol, which represents an important milestone in the E2G project. Rumo has invested billions of reais in developing the logistics that contributed to making the Brazilian agribusiness increasingly competitive, also reducing emissions by replacing trucks with world class trains. As a result, the company delivered record EBITDA and volumes transported in the quarter, demonstrating its operational capacity to meet the demand with quality and efficiency. In addition, we announced, after the end of the quarter, the first phase of the Extension Project in Mato Grosso until Lucas do Rio Verde kick-off. At Compass, key part in the energy transition process, we concluded another quarter of consistent results, reflecting the performance of Commit, the excellent operational performance of Sulgás and operating efficiency gains at Comgás, reducing the effect of the already expected contraction in industrial volumes. In addition, we remained dedicated to integrating Commit, allocating key professionals to the team and focusing on replicating our business model, while working to conclude the divestments announced. Moove remained focused on consolidating PetroChoice, which will further strengthen our position as a relevant global player and our growth strategy supported by robust a portfolio and unique positioning in the Americas and Europe. At Cosan Investimentos, we increased our interest in Tellus and Janus, companies that manage agricultural properties, as well as Radar, which together manage 330,000 hectares. The portfolio also could create new opportunities for creating value by generating carbon credits for protecting preservation areas. Soon after the quarter end, we announced the acquisition of a non-controlling interest in Vale, which is an investment aligned with our strategy of portfolio diversification and capital allocation. Vale is a unique and irreplicable asset focusing on key natural resources for energy transition and decarbonization. We are confident that we can contribute to the creation of value alongside the shareholders and executive team. None of this would be possible if it weren’t for our people. In a Group like ours, we must always develop our employees to be the best at what they do. Our value creation is greatly based on the Human Capital we have built, which is marked by a strong culture of aligning strategic thinking and discipline with ESG values in all areas and sectors where we operate. Diversity is also part of the Cosan Culture, which can be proven through our financial performance; however, we still have a lot to improve in this area. With the best professionals, we will continue to grow and walk hand in hand with sustainability. Looking at all these achievements, I am very proud that we were named Company of the Year by Exame, one of Brazil’s main business magazines, which shows that we are on the right path on this journey that has been, and always will be, intense and full of challenges. Congratulations to the Cosan team for these achievements. Let’s move forward on this journey together! Best regards, Luis Henrique Guimarães Cosan CEO

B. Results by Business Unit The business units comprising Cosan’s portfolio and a brief description of their market segments follow. Raízen: A joint venture created by Cosan and Shell in 2011, Raízen is redefining the future of energy. With an integrated and unique ecosystem, it operates from the production and processing of sugarcane to the production and marketing of sugar and renewable energy, including even the distribution of fuels and operations in the convenience and proximity store segment. Since August 2021, Raízen’s shares are listed on the São Paulo Stock Exchange (B3) under the ticker "RAIZ4." The Renewables business comprises the production, sourcing, marketing and trading of ethanol; production and marketing of bioenergy; resale and trading of electricity; and production and marketing of other renewable products (solar power and biogas). Meanwhile, the Sugar business involves the production, sourcing, marketing and trading of sugar. Marketing & Services encompasses the distribution of fuel and lubricants and the convenience and proximity store operations in Brazil, Argentina and Paraguay, under the Shell brand. In Brazil, we operate in the proximity segment under the brands Shell Select and OXXO, in partnership with FEMSA Comércio, through the JV Grupo NÓS. In Argentina, the segment also includes oil refining. The Financial Statements and Earnings Release of Raízen are available at: ri.raizen.com.br/en/ Rumo: Brazil’s largest independent rail logistics operator, connecting the country’s main agricultural commodity producing regions to the country’s main ports. It also operates in port loading and goods storage at terminals. Through Brado, Rumo also offers container operations serving both the domestic and international markets. Rumo has been listed under the ticker "RAIL3" since 2015 on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3) with the highest corporate governance standards. The Financial Statements and Earnings Release of Rumo are available at: ri.rumolog.com/en/ Compass Gás & Energia: Launched in 2020, Compass is a Gas & Energy platform specializing in creating options for an increasingly less regulated natural gas market. It offers client-centered services and solutions to expand access to natural gas safely, efficiently and competitively, which contributes to energy safety, economic development and expansion of Brazil’s infrastructure. In the natural gas distribution segment, Compass has Comgás, Brazil’s largest piped gas distributor, and Sulgás, a natural gas distributor in the state of Rio Grande do Sul. In 3Q22, Compass concluded the acquisition of Commit (current name of Petrobras Gás S.A. – Gaspetro), a holding company with interests in piped gas concessionaires in various Brazilian states. Compass’ portfolio also includes projects in the Natural Gas and Energy sectors, such as the São Paulo LNG Regasification Terminal (TRSP), among others. The Financial Statements and Earnings Release of Compass are available at: https://www.compassbr.com/en/ Moove: A global reference in lubricants, Moove produces and distributes products under the Mobil and Comma brands, with operations in Brazil and other countries in South America (Argentina, Bolivia, Uruguay and Paraguay), as well as in Europe (United Kingdom, Spain, Portugal and France) and the United States. It markets lubricants and other products for applications in the automotive and industrial segments, and also is an importer and distributor of base oils in the Brazilian market. Cosan Investimentos: The Company’s vehicle for new businesses and innovation, with investments in projects adjacent to its current portfolio. The following assets are part of Cosan Investimentos’ current portfolio: 50% interest in Radar, which operates in agricultural land management; Port of São Luís in Maranhão; investments in the Climate Tech Fund and Ventures SPV, both managed by Fifth Wall, one of the largest venture capital firms specializing in technological innovation; Trizy, a startup developing a marketplace for logistic technologies; and Payly, a fintech offering credit to small and midsized entrepreneurs operating in our ecosystem. After the reporting period, it was concluded the acquisition of additional interest in Tellus and Janus, agricultural land managers that will join the Cosan Investimentos portfolio in the next quarter. Cosan Corporate: Segment representing Cosan’s corporate structure, which includes expenses with consulting services, personnel and various lawsuits. The Corporate segment also includes the investment in Vale and other investments.

B.1 Raízen Raízen Indicators 3Q22 3Q21 Chg.% (jul-sep) (jul-sep) 3Q22x3Q21 Crushed cane (mln ton) 33.0 37.3 -12% Agricultural Yield (TRS/ha) 10.2 9.0 13% Ethanol Sales Volume (000' cbm) 1,451 1,290 12 % Raízen Ethanol Average Price (BRL/cbm)1 3,511 3,431 2% Bioenergy Sales Volume ('000 MWh) 11,207 7,149 57% Sugar Sales Volume (000' ton) 3,430 1,888 82% Sugar Average Price (BRL/ton) 2,178 1,959 11% Fuel Sales Volume ('000 cbm)2 9,100 8,851 3% Note 1: Raízen’s average ethanol price is composed of the price of own ethanol and the margin of reselling and marketing operations. Note 2: Total volume for the Marketing & Services segment (Brazil, Argentina and Paraguay). Brazil volume is reported using the Sindicom methodology. Adjusted EBITDA1 3Q22 3Q21 Chg.% BRL mln (jul-sep) (jul-sep) 3Q22x3Q21 Raízen S.A. 2,756.8 3,206.8 -14.0% Renewables 1,001.1 1,697.3 -41.0% Sugar 1,223.4 602.9 n/a Marketing & Services 731.3 1,001.9 -27.0% Adjustments and Eliminations (199.0) (95.3) n/a Note 1: Excludes nonrecurring effects, as detailed on page 12 of this report, when applicable. For comparison purposes, includes Biosev’s pro forma results, prior to its merger in August 2021, in Renewables and Sugar. In 3Q22, period that marks the end of the first half of the crop year, Raízen reported adjusted EBITDA of R$2.8 billion (-14%), mainly affected by the adverse effects on fuel inventories in Brasil, that reflected the widespread decline in the prices of products. Renewables: Adjusted EBITDA was R$1 billion (-41%) in the quarter, reflecting inflationary pressures on costs and expenses and the lower own sales volume, which were partially offset by revenue growth (+9%) and higher bioenergy sales. Sugar: Adjusted EBITDA reached R$1.2 billion in 3Q22, more than doubled the adjusted EBITDA of 3Q21, driven by higher share of direct sales and greater prices. These effects were partially offset by the already expected increase in costs. Marketing & Services: In 3Q22, the adjusted EBITDA of the integrated platform Brazil and LatAm (Argentina and Paraguay) came to R$731 million (-27%). The Brazil operation was mainly affected by fuel market dynamics, with successive and atypical price declines affecting inventories, and by carbon credit prices. The result of LatAm operation was in line with the same period of previous year, reflecting the greater sales volume and operating efficiency gains, which were partially offset by the higher pressure from inflation and exchange rates.

B.2 Rumo Indicators 3Q22 3Q21 Chg.% (jul-sep) (jul-sep) 3Q22/3Q21 Total transported volume (millions RTK) 20,260 16,367 23.8% North operation 15,634 11,802 32.5% South operation 3,641 3,665 -0.7% Container 984 899 9.5% Adjusted EBITDA1 (BRL mln) 1,429.2 903.2 58.2% Note 1: EBITDA adjusted by non-recurring effects, as detailed on page 12 of this report, where applicable. Rumo achieved record EBITDA of R$1.4 billion (+58%) in the quarter, leveraged by the record transported volume of 20.3 billion RTK. The growth was due a bigger corn harvest, a steady export seasonality, the ramp-up of the Central Network and better operational performance, which allowed capacity gains. The highlight this quarter was the greater transported volume in the agricultural products segment in the North Operation (+33%) and the continuous improvement in operating indicators, with a dwell time reduction of 13.4% at the Port of Santos/SP and a 5.3% fuel consumption decrease per RTK. Despite the higher volume, the port’s market share contracted 3.5 p.p. compared to 3Q21, when logistics demand was lower during the corn crop setback in 2021, demanding a more competitive strategy from Rumo. EBITDA margin was 48% in 3Q22, up 2.4 p.p. from 3Q21, driven by the 23% increase in tariffs and higher transported volumes. B.3 Compass Gás & Energia Indicators 3Q22 3Q21 Chg.% 2Q22 Chg.% (jul-sep) (jul-sep) 3Q22/3Q21 (apr-jun) 3Q22/2Q22 Volume of Natural Gas Distributed ('000 cbm) 1,423 1,284 10.8% 1,327 7.2% Comgás 1,207 1,284 -6.0% 1,186 1.8% Other Controlled Distributors1 216 - n/a 140 54.3% Adjusted EBITDA2 (BRL mln) 965.9 870.8 10.9% 878.0 10.0% Comgás 857.6 893.3 -4.0% 846.3 1.3% Other Controlled Distributors1 162.6 - n/a 63.4 n/a Others (54.3) (22.6) n/a (31.7) 71.3% Note 1: No comparison (3Q21) is present because the assets were not part of Compass’ portfolio in 3Q21. Note 2: EBITDA adjusted by non-recurring effects, as detailed on page 12 of this report, where applicable. In 3Q22, adjusted EBITDA came to R$966 million (+11%), reflecting mainly the consolidation of Commit’s results, due to conclusion of the acquisition of 51% interest in former Gaspetro, which had a positive impact on volumes and EBITDA as from 3Q22. These effects were offset by the lower sales volume in the industrial segment, reflecting the scheduled maintenance shutdowns, and cogeneration in Comgás, despite the recovery of the commercial segment and the resilience observed in the residential segment. B.4 Moove Indicators 3Q22 3Q21 Chg.% 2Q22 Chg.% (jul-sep) (jul-sep) 3Q22/3Q21 (apr-jun) 3Q22/2Q22 Total Volume1 ('000 cbm) 158.2 95.2 66.2% 128.8 22.8% EBITDA (BRL mln) 245.4 156.6 56.7% 232.1 5.7% Note 1: Includes the sales volume of lubricants and base oils. Moove’s EBITDA was R$245 million (+57%) this quarter, thanks to the higher profitability of its portfolio combined with sales expansion. In addition, 3Q22 was the first complete quarter in which Moove were impacted by the consolidation of the PetroChoice and Tirreno results. We remain focused on capturing operating efficiency gains in line with our supply and pricing strategy.

B.5 Cosan Investimentos EBITDA 3Q22 2Q22 Chg.% (BRL mln) (jul-sep) (apr-jun) 3Q22/2Q22 Radar 65.1 121.1 -46.3% Others (16.4) (16.3) 0.2% Total EBITDA 48.7 104.8 -53.5% In 3Q22, Cosan Investimentos’ EBITDA came to R$49 million, mainly driven by Radar’s results with the lease of agricultural properties. The 54% decline in relation to 2Q22 was due to the mark-to-market adjustment of the price appreciation in the agricultural properties of Radar’s land portfolio in 2Q22. B.6 Cosan Corporate1 BRL mln 3Q22 3Q21 Chg.% 2Q22 Chg.% (jul-sep) (jul-sep) 3Q22/3Q21 (apr-jun) 3Q22/2Q22 G&A (70.3) (100.7) -30.2% (63.3) 11.0% Other net operating income (expenses)2 (27.1) (27.2) -0.2% (9.7) n/a Depreciation & amortization 3.1 4.5 -30.0% 3.7 -14.3% Adjusted EBITDA ex Equity (94.3) (124.7) -24.4% (69.3) 36.0% Note 1: Until December 31, 2021, Corporate included the results of pre-operational businesses and projects contributed to Cosan Investimentos. Note 2: Expenses adjusted by non-recurring effects, as detailed on page 12 of this document, where applicable. The general and administrative expenses of Cosan Corporate amounted to R$70 million in 3Q22, down 30% from 3Q21, which was affected by the changes in long-term compensation plans in the quarter. Other adjusted operating expenses ended 3Q22 at R$27 million, in line with the comparison period. C. Other Financial Sections C.1 Financial Result – Cosan Corporate Financial Result 3Q22 3Q21 Chg.% 2Q22 Chg.% BRL mln (jul-sep) (jul-sep) 3Q22/3Q21 (apr-jun) 3Q22/2Q22 Cost of Gross Debt (679.3) (355.0) 91.4% (838.0) -18.9% Perpetual Notes (118.9) (243.0) -51.1% (271.0) -56.1% Interest of Bank Debt (560.4) (112.0) n/a (567.0) -1.2% Interest Income 53.7 26.4 n/a 64.5 -16.7% Financial investment update on listed entities 283,4 - n/a - n/a (=) Subtotal: Interest on Net Debt (342.2) (328.6) 4.1% (773.5) -55.8% Other Charges and Monetary Variation (138.2) (256.2) -46.1% (466.3) -70.4% Banking Expenses, Fees and Other (120.9) (21.7) n/a (15.2) n/a Net Financial Result (601.3) (606.5) 0.9% (1,255.0) -52.1% The cost of gross debt amounted to R$679 million in the quarter, impacted by the increase in the gross debt balance, with the issuance of two Commercial Notes of R$4 billion each, and the higher CDI rate. Income from financial investments increased, reflecting the higher average cash balance and higher interest rate in the comparison period. Interest on Net Debt totaled R$342 million for the quarter due to the effects listed above, partially offset by the mark-to-market of Vale's shares. The weighted average cost of debt of Cosan Corporate in 3Q22 was CDI + 1.88%. Expenses with other charges and inflation adjustments amounted to R$138 million in 3Q22, as a result of the mark-to-market adjustment of the Total Return Swap, reflecting the drop in the price of Cosan's shares, partially offset by the higher price of Rumo’s shares. Banking expenses, fees and other totaled R$121 million, an increase resulting from brokerage expenses with the issuance

C.2 Income Tax and Social Contribution – Cosan Corporate Income and Social Contribution Taxes 3Q22 3Q21 Chg. % 2Q22 Chg. % BRL mln (jul-sep) (jul-sep) 3Q22x3Q21 (apr-jun) 3Q22x2Q22 Operating Profit (Loss) before Taxes (258.6) 3,262.9 n/a (517.4) 50.0% Income and Social Contribution Taxes, Nominal Rate (%) 34.0% 34.0% 0.0% 34.0% 0.0% Theoretical Expense with Income and Social Contribution 87.9 (1,109.4) n/a 175.9 50.0% Equity Pick-up 149.6 1,392.0 -89.2% 244.0 -38.7% Other 13.5 (282.0) n/a (19.7) n/a Effective Expense with Income and Social Contribution Taxes 251.0 0.6 n/a 400.2 -37.3% Income and Social Contribution Taxes, Effective Rate (%) 97.1% 0.0% n/a 77.3% -25.6% Expenses with Income and Social Contribution Taxes Current (0.0) (0.3) -99.8% (0.0) n/a Deferred 251.0 0.9 n/a 400.2 -37.3% C.3 Net Income (Loss) – Cosan Pro Forma BRL mln 3Q22 3Q211 Chg. % 2Q22 Chg. % (jul-sep) (jul-sep) 3Q22/3Q211 (apr-jun) 3Q22/2Q22 Raízen (50%) (459.8) 334.2 n/a 251.9 n/a Rumo (30%) 93.2 15.4 n/a 10.3 n/a Compass Gas & Energia (88%) 421.6 595.9 -29.2% 350.3 20.4% Moove (70%) 165.2 58.0 n/a 99.6 65.8% Cosan Investimentos (100%) 34.3 - n/a 51.4 -33.3% Corporate2 (100%) (447.7) (733.9) -39.0% (834.8) -46.4% Adjustments and Eliminations 178.3 2,995.1 -94.0% (53.9) n/a Consolidated (14.9) 3,264.7 n/a (125.3) -88.1% Note 1: As from 1Q22, the results of Cosan Investimentos comprise Radar, Payly, Trizy and Port of São Luis, as well as other corporate expenses of the segment. In addition, although Cosan owns 100% of Cosan Investimentos, its direct interests in Radar, Trizy and Payly are, respectively, 50%, 57% and 75%. Note 2: Net income excluding equity income (loss). Until 4Q21, it included Payly, Trizy and other expenses of Cosan Investimentos. Cosan ended the quarter with loss of R$14.9 million, affected by the drop in Raízen’s results, reflecting the inflationary pressure on Renewables segment and the fuel market dynamics, partially offset by the results of the group's other businesses and the fair value adjustment of Vale's shares, as explained previously. Compared to 3Q21, the reduction is due to the non-recurring effects of the net gains from Raízen IPO and Biosev merger in the comparison period. These effects were partially offset by the higher EBITDA in most companies of the portfolio and the positive effect from the mark-to-market adjustment of Rumo’s shares. C.4 Investments – Cosan Pro Forma1 BRL mln1 3Q22 3Q21 Chg. % 2Q22 Chg. % (jul-sep) (jul-sep) 3Q22/3Q21 (apr-jun) 3Q22/2Q22 Raízen2 (50%) 1,032.3 520.0 98.5% 931.4 10.8% Rumo 606.9 774.5 -21.6% 678.4 -10.5% Compass Gas & Energy2 417.8 308.0 35.6% 390.9 6.9% Others3 50.6 12.6 n/a 26.8 88.5% Consolidated 2,107.6 1,615.1 30.5% 2,027.4 4.0% Note 1: Pro forma investments accounted for on a cash basis, i.e. considering 50% of Raízen, and excluding M&A. Note 2: Includes investments in assets originating from contracts with clients. At Raízen, considers the CAPEX of Biosev as from August 1, 2021. Note 3: Sum of the investments of Moove, Cosan Investimentos and Cosan Corporate. Cosan’s consolidated pro forma investments ended the quarter at R$2.1 billion (+31%), mainly due to the higher expenditures at Raízen (+99%) in sugarcane fields, in line with its journey of agricultural productivity gains, acceleration of the construction of the E2G and Biogas plant, and investments in expansion and maintenance of assets and Marketing & Services distribution network. At Compass, the 36% increase is in line with its plan for the year, focusing its investments in operations of natural gas distribution and construction of the São Paulo Regasification Terminal (TRSP), which is on schedule and within budget. On the other hand, the 22% reduction in Rumo’s CAPEX, neutralizing the aforementioned effects, corroborating its commitment to capital discipline, with its focus on investments in asset maintenance and projects to expand operating capacity and efficiency gains.

C.5 Debt and Leverage Ratio - Cosan Pro Forma1 Loans and Financing 3Q22 BRL mln Rumo Compass Gás & Energia Moove Parent Company Cosan Corporate Others Cosan Consolidated Raízen (50%) Cosan Pro forma Opening balance of net debt2 9,443.6 2,845.8 2,093.9 5,936.5 6,299.6 26,619.4 11,592.7 38,212.1 Cash, cash equivalents and marketable securities 7,525.7 5,212.5 1,060.3 2,224.5 626.8 16,649.9 2,868.8 19,518.7 Opening balance of gross debt3 16,969.4 8,058.4 3,154.2 8,161.0 6,926.4 43,269.3 14,461.5 57,730.8 Cash items (500.1) (373.2) (56.9) 7,650.4 (919.3) 5,800.8 1,850.8 7,651.7 Funding 147.2 - (6.6) 7,956.1 - 8,096.7 2,373.8 10,470.5 Payment of principal (167.7) (44.8) (17.9) - (623.9) (854.4) (384.4) (1,238.8) Payment of interest (238.0) (93.7) (24.5) (250.3) (295.4) (901.9) (138.6) (1,040.5) Derivatives (241.6) (234.7) (7.9) (55.4) - (539.5) - (539.5) Noncash items 624.1 329.1 100.6 (3,573.0) 4,367.7 1,848.6 438.7 2,287.2 Provision for interest (accrual) 230.8 118.6 30.5 233.5 161.9 775.3 233.3 1,008.6 Monetary variation and MTM adjustment of debt (159.7) (71.7) 51.9 (4,098.6) 4,017.5 (260.5) (90.1) (350.6) Exchange variation, net of derivatives 552.9 282.2 18.2 292.1 188.3 1,333.7 295.4 1,629.1 Closing balance of gross debt2 17,093.3 8,014.3 3,197.9 12,238.4 10,374.8 50,918.7 16,751.0 67,669.7 Cash, cash equivalents and marketable securities 7,451.8 4,901.1 1,526.2 2,789.0 7,864.4 24,532.5 3,328.2 27,860.8 Closing balance of net debt2 9,641.5 3,113.2 1,671.7 9,449.4 2,510.3 26,386.2 13,422.7 39,808.9 Leasing (IFRS 16) 3,138.8 74.0 176.1 28.6 4.0 3,421.5 5,204.0 8,625.5 Net bank debt 12,780.3 3,187.2 1,847.8 9,478.0 2,514.3 29,807.7 18,626.7 48,434.4 Note 1: Pro forma vision, i.e., includes 50% of Raízen’s results. Note 2: Gross debt excludes: (i) PESA at Raízen S.A. and (ii) lease liabilities (IFRS 16). Cosan’s consolidated pro forma gross debt ended 3Q22 at R$67.7 billion (+17% versus 2Q22), explained mainly by the bridge loan of R$8 million for the acquisition of Vale’s shares at the Parent Company. Raízen also carried out a new issue Certificate of Agribusiness Receivables (CRA), and Cosan prepaid its 2023 Bonds. The transfer of R$4 billion between the Parent Company and Corporate pertains to the transfer of Bond 2029 from Cosan S.A. to Cosan Luxembourg S.A. Due to these changes and the recognition of Vale’s shares under marketable securities, at Corporate, net debt balance ended the quarter at R$39.8 billion, 4% higher than in the previous quarter. Leverage 3Q22 3Q22 3Q21 Chg. % 2Q22 Chg. % BRL mln (jul-sep) (jul-sep) 3Q22/3Q21 (apr-jun) 3Q22/2Q22 Net debt for leverage1 (a) 39,808.9 28,610.4 39.1% 38,212.1 4.2% EBITDA LTM2 (b) 15,071.7 15,125.9 -0.4% 17,506.7 -13.9% Effect of lease liabilities (ex-IFRS16) (c) (2,040.2) (1,361.0) 49.9% (1,883.2) 8.3% EBITDA LTM (ex-IFRS16) (d = b + c) 13,031.4 13,764.9 -5.3% 15,623.5 -16.6% Leverage (e = a / d) 3.1x 2.1x 1.0x 2.4x 0.6x Note 1: Pro forma net debt, i.e., includes 50% of Raízen’s results and excludes lease liabilities (IFRS16). Note 2: EBITDA in the last 12 months on a pro forma basis, i.e., includes 50% of Raízen and 100% of Cosan Logística S.A. and Cosan Limited as from January 1, 2021, and before any non-recurring adjustments. The proforma leverage ratio (net debt/EBITDA LTM) was 3.1x in 3Q22 vs. 2.1x in 3Q21. The variation is due to the increase in the proforma net debt, a consequence of higher gross debt at Raízen resulting from consumption of operating cash for the formation of inventories at the beginning of the harvest. Compared to 2Q22, the increase is due to the lower accumulated EBITDA, affected by exclusion of the non-recurring effects registered at Cosan Corporate of approximately R$3 billion, related to Raízen IPO and the acquisition of Biosev in 3Q21. Note that the increase in gross debt in the quarter, due to the R$8 billion loan for acquiring Vale’s shares, was offset by recognition of the amount as marketable securities, without any effect on net debt. For more information and reconciliations, consult the spreadsheet per segments on the Investor Relations website.

C.6 Cash Flow Statement – Cosan Pro Forma A reconciliation of Cosan’s consolidated free cash flow, on a pro forma basis, considering 50% of Raízen’s results, is presented below. 3Q22 Cash Flow Statement Compass Gás & Energia Moove Cosan Corporate + Investments Raízen (50%) Eliminations Consolidated Pro forma 3Q21 BRL mln Rumo Consolidated Pro forma Chg.% EBITDA 1,429.2 965.9 245.4 394.6 1,210.9 (308.1) 3,937.9 6,372.9 -38% Noncash impacts on EBITDA 76.7 84.8 83.8 (389.0) 838.5 308.1 1,003.0 (3,024.3) n/a Changes in assets and liabilities (190.3) 538.8 194.0 (149.7) (2,169.4) - (1,776.6) (2,965.8) -40% Operating financial result 244.6 135.6 20.2 50.7 (14.5) 0.0 436.7 424.4 3% Operating Cash Flow 1,560.3 1,725.0 543.5 (93.5) (134.5) (0.0) 3,600.9 807.2 n/a CAPEX (606.9) (417.8) (42.8) (7.8) (961.1) - (2,036.5) (1,615.1) 26% Other (380.8) (767.2) 15.8 (230.9) 2.4 25.4 (1,335.4) (2,262.9) -41% Cash Flow from Investing Activities (987.7) (1,185.0) (27.0) (238.7) (958.7) 25.4 (3,371.9) (3,878.0) -13% Funding 147.2 - (6.6) 7,956.1 2,373.8 - 10,470.5 8,744.2 20% Loans amortization (Principal) (188.0) (44.8) (17.9) (623.9) (384.4) - (1,259.1) (431.4) n/a Loans amortization (Interest) (238.0) (93.7) (24.6) (545.7) (138.6) - (1,040.5) (698.7) 49% Leasing amortization (IFRS 16) (125.2) (3.7) (4.3) (2.4) (365.5) - (501.1) (418.7) 20% Derivatives (241.6) (234.7) (7.9) (55.4) - - (539.5) 64.2 n/a Other 0.0 (483.7) 0.0 41.8 2.7 (25.4) (464.5) 4,146.6 n/a Cash Flow from Financing Activities (645.5) (860.6) (61.2) 6,770.5 1,488.0 (25.4) 6,665.8 11,406.1 -42% Dividends received - 36.3 - 55.1 3.1 (48.1) 46.5 8.0 n/a Free Cash Flow to Equity (72.9) (284.3) 455.2 6,493.4 397.9 (48.1) 6,941.3 8,343.3 -17% Dividends paid (1.1) (27.1) - (91.6) (14.7) 48.1 (86.5) (299.8) -71% Exchange variation impact on cash and cash equivalents 0.1 - 10.7 (1.400.3) 76.3 - (1.487.3) 264.4 n/a Cash Generation (Burn) in the Period (73.9) (311.4) 465.9 7,802.1 459.5 (0.0) 8,342.1 8,307.9 0% The free cash flow to equity (FCFE) of Cosan (Corporate + Investimentos) was positive R$6.5 billion in 3Q22. The main effects in the quarter were: OCF: Radar cash flow generation CFI: (i) reclassification of Payly to assets available for sale; and (ii) investments in the projects of Cosan Investimentos; CFF: (i) bridge loan of R$8 billion taken out for the acquisition of Vale’s shares; (ii) prepayment of the 2023 Bonds; and (iii) payment of interest on debentures. On a pro forma basis, FCFE in the quarter was positive R$6.9 billion. The main effects in the period, in addition to the above-mentioned, were: OCF: (i) operating cash consumption at Raízen to build inventories, mainly for ethanol and sugar, for future sales at better prices; and (ii) cash generation at Compass, Rumo and Moove, reflecting their operating results; CFI: (i) payment for the acquisition of Commit net of the cash incorporated and sale of the non-controlling interests of certain distributors at Compass; (ii) investments in Rumo and Raízen, as explained above; CFF: issue of a Certificate of Agribusiness Receivables (CRA) at Raízen. The table below shows a reconciliation of the dividends, on a cash basis, received by Cosan Corporate, detailed by subsidiary, as well as the dividends paid by Cosan to its shareholders in the quarter and in the last 12 months (LTM).

Dividends and interest on equity received/paid BRL mln 3Q22 3Q21 Chg. % 3Q22 LTM 3Q21 LTM Chg. % Dividends received 75.1 162.5 -54% 1,577.4 1,009.3 56% Compass - - n/a 635.8 768.9 -17% Raízen - 162.5 -100% 839.2 233.0 n/a Others1 75.1 - n/a 102.4 7.4 n/a Interest on equity received - - n/a 332.8 117.0 n/a Compass - - n/a 52.4 23.2 n/a Raízen - - n/a 280.4 93.8 n/a Total dividends and interest on equity received 75.1 162.5 -54% 1,910.2 1,126.3 70% Total dividends paid - (283.0) -100% (1,499.4) (1,003.6) 49% Shareholders Cosan S.A. - - n/a (1,499.4) (481.0) n/a Preferred shareholders of Cosan Investimentos e Participações - (283.0) -100% - (522.6) -100% Note 1: Includes dividends received from Radar, Tellus and Janus. D. Cosan - Consolidated Results D.1 Cosan Consolidated Accounting The following table shows the results for 3Q22 by business unit, as detailed above, and on a consolidated basis. All information reflects the consolidation of 100% of subsidiaries’ results, irrespective of Cosan’s interest, since the Company holds a controlling interest in these companies (IFRS 10 – for more information, see Note 9.1 to the Financial Statements of 3Q22). Note that Cosan Corporate is a reconciliation comprising Cosan Parent Company and its financial subsidiaries outside Brazil. The following table reflects the information provided in the Financial Statements of the Company. For the purpose of reconciliation of EBITDA and consolidation, in the “Cosan Consolidated Accounting” column, “Adjustments and Deductions” reflect the deductions of operations among all the businesses controlled by Cosan. Results by Business Unit Parent Company (a) Others Corporate (b) Cosan Corporate (a+b) Cosan Investimentos Rumo Compass Gás & Energia Moove Adjustments and Elimination Cosan Consolidated Accounting BRL mln Net Revenue - - - 66.2 2,950.6 5,844.4 2,663.4 (17.3) 11,507.3 Cost of Goods and Services Sold - - - (5.0) (1,829.0) (4,857.0) (2,025.1) 17.3 (8,698.8) Gross Profit - - - 61.2 1,121.6 987.4 638.2 - 2,808.5 Gross Margin (%) n/a n/a n/a 92.4% 38.0% 16.9% 24.0% - 24.4% Selling Expenses - - - (2.5) (8.9) (44.1) (323.1) - (378.6) General and Administrative Expenses (77.6) 7.3 (70.3) (26.2) (121.9) (236.0) (109.5) - (564.0) Other Operating Income (Expenses) (27.2) 0.1 (27.1) (1.9) (8.9) (29.2) 3.2 - (63.9) Equity Pick-up 631.7 (191.6) 440.1 16.7 11.6 85.7 - (714.3) (160.2) Depreciation and Amortization 3.1 - 3.1 1.5 435.8 202.1 36.5 - 679.0 EBITDA 530.0 (184.2) 345.9 48.7 1,429.2 965.9 245.4 (714.3) 2,320.8 EBITDA Margin (%) n/a n/a n/a 73.6% 48.4% 16.5% 9.2% n/a 20.2% Adjusted EBITDA 530.0 (184.2) 345.9 48.7 1,429.2 965.9 245.4 (714.3) 2,320.8 Adjusted EBITDA Margin (%) n/a n/a n/a 73.6% 48.4% 16.5% 9.2% n/a 20.2% Financial Result (892.4) 291.1 (601.3) 11.4 (611.7) (117.2) (35.9) - (1,354.7) Income and Social Contribution Taxes 350.6 (99.6) 251.0 (7.1) (72.6) (80.6) 63.1 - 153.8 Non-controlling Interest - - - (17.3) (215.9) (144.4) (70.8) (7.3) (455.8) Net (loss) Income (14.9) 7.3 (7.6) 34.3 93.2 421.6 165.2 (721.6) (14.9) The Cosan Consolidated Accounting result reflects the sum of all results of all entities that Cosan controls, as from the acquisition date of the controlling interest. In addition, transactions and balances between companies of the group are excluded, in accordance with the accounting policy detailed in Note 9.1 of the 3Q22 financial statements.

D.2 Cosan Consolidated Pro Forma To provide a better analysis of the operational and financial performance of Cosan’s business portfolio, we present consolidated financial information on a pro forma basis, i.e., including 100% of the results of direct subsidiaries, as explained above, and 50% of results of the shared-control company Raízen. The pro forma information is presented for clarification purposes only and should not be interpreted as a representation of the accounting results. Results by Business Unit Cosan Consolidated Accounting Raízen 50% Raízen Adjustments and Elimination Cosan Pro forma BRL mln Net Revenue 11,507.3 64,222.1 (32,111.1) 127.3 43,745.6 Cost of Goods and Services Sold (8,698.8) (62,020.2) 31,010.1 (127.3) (39,836.2) Gross Profit 2,808.5 2,201.9 (1,101.0) (0.0) 3,909.4 Gross Margin (%) 24.4% 3.4% n/a n/a 8.9% Selling Expenses (378.6) (1,432.0) 716.0 - (1,094.6) General and Administrative Expenses (564.0) (574.7) 287.4 - (851.3) Other Operating Income (Expenses) (63.9) (615.3) 307.7 - (371.5) Equity Pick-up (160.2) (39.2) 19.6 406.2 226.3 Depreciation and Amortization 679.0 2,881.2 (1,440.6) - 2,119.6 EBITDA 2,320.8 2,421.8 (1,210.9) 406.2 3,937.9 EBITDA Margin (%) 20.2% 3.8% n/a n/a 9.0% Adjusted EBITDA 2,320.8 2,756.8 (1,378.4) 406.2 4,105.4 Adjusted EBITDA Margin (%) 20.2% 4.3% n/a n/a 9.4% Financial Result (1,354.7) (1,072.7) 536.4 - (1,891.0) Income and Social Contribution Taxes 153.8 559.1 (279.5) - 433.3 Non-controlling Interest (455.8) 53.5 (26.8) 53.6 (375.4) Net (loss) Income (14.9) (919.5) 459.8 459.8 (14.9) D.2.1 Reconciliation of Results from Raízen to Cosan Perspective The differences between the Raízen Perspective and Cosan Perspective refer to the impact of the fair value of assets contributed and liabilities assumed in the organization of Raízen, in June 2011, on the Cosan Perspective for accounting purposes. This fair value usually is amortized in accordance with the useful life of assets and the effective terms of agreements. Meanwhile, under the Raízen Perspective, assets and liabilities are registered at book value. Earnings Conciliation 3Q22 3Q21 BRL mln (jul-sep) (jul-sep) EBITDA - Raízen perspective 2,437.8 3,092.0 Fair Value Effects (0.1) (0.8) Right of Exclusive Supply (16.0) (16.0) EBITDA - Cosan perspective 2,421.7 3,075.1 Net (loss) Income - Raízen perspective (880.1) 712.7 Depreciation & Amortization (43.5) (50.0) Fair Value Effects (0.1) (0.8) Right of Exclusive Supply (16.0) (16.0) Financial Expenses (0.0) (0.0) Income Tax (34%) 20.3 22.8 Net (loss) Income - Cosan perspective (919.5) 668.5

D.3 Reconciliation of Adjustments - EBITDA and Net Income With the purpose of maintaining a normalized comparison basis, a description follows of non-recurring effects by business line, as well as the adjustments indicated in the table, following the criteria below: • Raízen: o 3Q22: (i) non-cash (book only) impact from hedge accounting for the liabilities used to protect ethanol exports made in the past by Biosev; (ii) book result from the acquisition of the Lubricants business of Shell Brasil; (iii) gains from tax credits and other non-operating assets; (iv) loss due to the impact on inventories from the reduction in PIS/COFINS and ICMS taxes levied on Gasoline and Ethanol in the period; and (v) effect from the shutdown of the Refinery in Argentina on the result. o 3Q21: (i) gain from reversal of provision for loss on investments in logistics; (ii) non-recurring expenses and effects related to the acquisition of Biosev; (iii) tax recovery; and (iv) expenses with variable compensation accounted for in this quarter, pertaining to the previous crop year (2020'21). • Cosan Corporativo: o 3Q21: net gain on effects of Raízen S.A. IPO and Biosev merger. Adjusted EBITDA1 Adjusted Net Income1 BRL mln 3Q22 3Q21 Chg.% 3Q22 3Q21 Chg.% (jul-sep) (jul-sep) 3Q22/3Q21 (jul-sep) (jul-sep) 3Q22/3Q21 Consolidated Pro forma - Before adjustments 3,937.9 6,372.9 -38.2% (14.9) 3,264.7 n/a Raízen S.A. (50%) 167.6 96.4 73.8% 467.4 294.3 58.9% Assets arising from contracts with clients (IFRS 15) 75.3 71.9 4.7% - - n/a Change in Biological Assets (IAS 40) 435.8 223.8 94.7% 287.6 147.7 94.7% Leases (IFRS 16) (447.4) (345.3) 29.6% 111.3 50.2 n/a Non-recurring effects 103.9 146.0 -28.8% 68.5 96.3 -28.8% Cosan Corporate - (3,027.9) n/a - (3,027.9) n/a Non-recurring effects - (3,027.9) n/a - (3,027.9) n/a Consolidated Pro forma - After adjustments 4,105.4 3,441.4 19.3% 452.6 531.0 -14.8% Note 1: Considers 100% of the results of Compass, Moove and Rumo in EBITDA consolidation. For purposes of net income, considers the consolidation of Cosan’s proportional interest in the subsidiaries.

E. Relevant matters and Events after the reporting period Relevant matters announced by the Company and its subsidiaries as of the publication date of this document follow. Acquisition of additional interest in Tellus and Janus In line with Cosan’s capital allocation strategy, in September, the Company announced the acquisition of an additional 13% interest in Tellus and Janus for the net price of approximately R$1.007 billion, in five annual installments adjusted by the SELIC rate, to hold 20% stake. Tellus and Janus are companies that manage a land portfolio and invest in assets with high production potential in Brazil. The acquisition was concluded in October, with the payment of approximately R$202.9 million corresponding to the first installment. Pursuant to the Shareholders’ Agreement, Cosan has decision-making power over the activities of these companies and, therefore, according to the Company's assessment, it has control. Minority stake in Vale In October, Cosan announced the acquisition of a 4.9% stake in Vale, one of the world’s leading mining companies, with 2% of this stake acquired by September 30, 2022. In addition, a second transaction was structured, corresponding to an additional financial exposure of 1.6%, which, if approved by Brazil’s antitrust authority CADE, could be converted into direct interest in Vale. This transaction is fully aligned with the Company’s strategy of capital allocation and portfolio diversification by investing in irreplicable assets in sectors in which Brazil has clear competitive advantages. Long-term aviation fuel supply agreement In September, Raízen signed an agreement to supply petroleum products for aviation with Azul Linhas Aéreas Brasileiras S.A. (“Azul”). Apart from becoming the main aviation fuel distributor for Azul, the partnership will roll out strategic initiatives involving Shell Box and Azul’s loyalty program, besides supplying electricity generated by Raízen through distributed generation and opportune sales of sustainable aviation fuel (SAF). Raízen enters on Ibovespa Index In early September, the preferred shares of Raízen (RAIZ4) became a component of the Ibovespa Index (“IBOV”), the main index of B3 – Brasil, Bolsa, Balcão, which combines companies with the highest tradability and representativeness in the Brazilian stock market. The new portfolio is valid from September to December 2022. Becoming a component of this portfolio is an important recognition for Raízen, since it should increase visibility and trading volume in its shares. Acquisition of Payly by Raízen In October, the acquisition of Payly by Raízen was announced, creating a financial services unit in the company that is now the controlling shareholder of Payly. Initially, the unit will offer financial service solutions linked to Shell Box, thereby increasing payment options and credit products for Marketing and Services. In this transaction, Raízen will pay R$78 million to Cosan referring to the acquisition of a 100% interest in Payly. Note that the transaction still will be submitted for approval of Brazil’s antitrust authority CADE and requires compliance of the contractual conditions precedent. Accordingly, Payly’s assets and liabilities were reclassified as held for sale. New related-party transaction between subsidiaries Comgás and Rumo In October, Comgás entered into a purchase and sale agreement of ICMS credits with Rumo Malha Paulista. The agreement aims to transfer ICMS credits in compliance with the legislation, at a total estimated amount of R$130 million. Extension of Rumo in Mato Grosso In October, it was approved the start of the first phase of Rumo’s Extension Project in Mato Grosso. The project will be implemented in modules, with the first phase consisting of the 211 km stretch between the cities of Rondonópolis and Campo Verde (both in Mato Grosso). The extension in Mato Grosso represents an important step in Rumo’s strategic agenda and a safe, competitive and low-carbon logistic solutions to support growth in Brazilian agribusiness. Agreement for the sale of E2G and investments in new Raízen plants In November, Raízen signed an agreement for the sale of second-generation cellulosic ethanol (E2G), produced from sugarcane biomass, until 2037 to Shell, in connection with an Investment Program for the construction of five new E2G plants amounting to R$6 billion. Sale of Commit's stake in natural gas distributors In November, Commit, Compass’ subsidiary, concluded the sale of its minority interest in four non-operating natural gas distributors, receiving approximately R$1.8 million and later there will be a settlement of the 15.1% of one of the distributors, as stated in the Compass Material Fact.

F. Financial Statements We present below the Financial Statements (Income Statement and Balance Sheet) from the perspectives of Cosan S.A. Consolidated and Cosan S.A. Pro Forma. To access the separate Financial Statements for each business, as well as operational data and information, please consult the spreadsheet per segments available on the Company’s Investor Relations website. F.1 Cosan S.A. Consolidated Income Statement for the Period 3Q22 3Q21 Chg.% 2Q22 Chg.% BRL mln (jul-sep) (jul-sep) 3Q22/3Q21 (apr-jun) 3Q22/2Q22 Net Revenue 11,507.3 6,890.5 67.0% 9,571.1 20.2% Cost of Goods and Services Sold (8,698.8) (5,099.3) 70.6% (7,278.9) 19.5% Gross profit 2,808.5 1,791.2 56.8% 2,292.2 22.5% Selling, general & administrative expenses (942.6) (586.1) 60.8% (708.8) 33.0% Other net operating income (expenses) (63.9) (44.1) 44.8% 116.1 n/a Financial results (1,354.7) (1,057.4) 28.1% (1,969.2) -31.2% Equity Pick-up (160.2) 3,337.1 n/a 206.0 n/a Expenses with income and social contribution taxes 153.8 (82.7) n/a 115.6 33.0% Non-controlling interest (455.8) (93.3) n/a (177.2) n/a Net income (loss) (14.9) 3,264.7 n/a (125.3) -88.1% Balance Sheet 3Q22 2Q22 BRL mln 09/30/22 06/30/22 Cash and cash equivalents 15,488 12,679 Marketable Securities 9,044 3,970 Trade accounts receivable 4,151 4,037 Inventories 1,847 1,687 Derivative financial instruments 2,626 3,064 Other current assets 4,489 3,146 Other non-current assets 16,730 16,245 Investments 14,749 12,153 Investment properties 3,936 3,934 Property, plant and equipment 18,385 18,168 Intangible assets 21,831 22,446 Total Assets 113,276 101,530 Loans and borrowings 51,723 44,307 Financial instruments and derivatives 1,758 2,085 Trade accounts payable 4,376 3,904 Payroll 578 451 Other current liabilities 5,676 4,086 Other non-current liabilities 16,730 16,050 Shareholders' Equity 32,434 30,647 Total Liabilities 113,276 101,530

F.1.2 Cosan S.A. Consolidated Pro Forma Income Statement for the Period 3Q22 3Q21 Chg. % 2Q22 Chg. % BRL mln (jul-sep) (jul-sep) 3Q22/3Q21 (apr-jun) 3Q22/2Q22 Net Revenue 43,745.6 31,016.7 41.0% 42,776.9 2.3% Cost of goods sold and Service Sold (39,836.2) (27,934.7) 42.6% (39,237.8) 1.5% Gross profit 3,909.4 3,081.9 26.8% 3,539.1 10.5% Selling, general & administrative expenses (1,946.0) (1,368.8) 42.2% (1,588.7) 22.5% Other net operating income (expenses) (371.5) 57.0 n/a 526.4 n/a Financial results (1,891.0) (1,337.8) 41.4% (2,438.5) -22.5% Equity Pick-up 226.3 3,028.9 -92.5% (35.4) n/a Expenses with income and social contribution taxes 433.3 (59.7) n/a 105.3 n/a Non-controlling interest (375.4) (136.9) n/a (233.4) 60.8% Net income (loss) (14.9) 3,264.7 n/a (125.3) 88.1% Balance Sheet 3Q22 2Q22 BRL mln 09/30/22 06/30/22 Cash and cash equivalents 18,816 15,546 Securities 9,045 3,973 Inventories 10,579 8,533 Derivative financial instruments 6,527 7,079 Assets from contracts with clients ST 316 320 Other current assets 19,371 19,874 Other non-current assets 25,015 25,057 Investments 3,915 1,053 Investment properties 3,936 3,934 Property, plant and equipment 30,443 30,413 Intangible assets 26,483 27,088 Assets from contracts with clients LT 2,266 2,062 Total Assets 156,713 144,932 Loans and borrowings 69,027 59,294 Financial instruments and derivatives 4,829 6,592 Trade accounts payable 13,026 12,830 Payroll 1,048 1,125 Other current liabilities 9,550 8,344 Other non-current liabilities 24,965 24,214 Shareholders' Equity 34,267 32,535 Total Liabilities 156,713 144,932

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer